Exhibit 99.1

July 7, 2023

Dear Shareholders of OPT:

Paragon Technologies (OTC: PGNT) owns approximately 3.9% of the outstanding shares of Ocean Power Technologies (NYSE American: OPTT) and has become one of the largest, if not the largest, single shareholder in OPT. Paragon is a diversified holding company known for pursuing out of favor, overlooked and misunderstood businesses with opportunities for profitability and sustainability. We are patient investors that believe durable investment returns are realized when businesses, in the hands of able management and under the governance of a strong board of directors, pursue a long-term approach and avoid the pitfalls of short-term focus. The results at Paragon reflect the long-term benefits of this approach to our stakeholders.

We have analyzed OPT’s business operations and the significant and uninterrupted losses at OPT since it began operations in 1994. OPT has generated net losses every single year for nearly 30 years. Such a dismal business history at OPT has naturally led to a corresponding destruction of shareholder value.

On May 19, 2023, Paragon sent a letter to the OPT Board outlining our concerns regarding the company’s ongoing cash burn, what we believe is the lack of a coherent plan to achieve profitability before the cash is depleted and the resulting destruction of shareholder value that we believe reflects the gross mismanagement and negligence by OPT’s Board of Directors.

OPT may reflect the most epic failure of a business we have encountered:

•	Since 1994, when OPT commenced operations, OPT has never had a profitable year. The company has generated accumulated losses of nearly $300 million with minimal revenues each year.

•	OPT’s share price has declined from a split adjusted $1,200 per share to $0.60 cents today.

•	OPT has spent decades attempting to commercialize the same products, failed to do so and burned through hundreds of millions of dollars in the process.

•	OPT’s current market cap is approximately $33 million, a valuation supported solely by the Company’s cash balance and effectively placing a zero ($0) enterprise value on the company’s business operations.

We believe the current CEO and Board of Directors have grossly neglected and violated their fiduciary obligation to exercise a duty of care and loyalty in managing OPT. Most appalling, the entire Board of Directors including the CEO collectively own less than 0.7% of the Company’s shares. Insiders are in no way aligned with shareholders.

In 2020 OPT, realizing the continued failure of its business, appointed its current CEO and added 3 new directors.

From fiscal year starting May 1, 2020, through Jan. 31, 2023:

•	OPT has generated total revenues of approximately $4.8 million and reported net losses of $50.2 million.

•	Annual operating expenses have skyrocketed from $12 million to over $21 million in less 3 years.

•	During the last three quarters, OPT’s expenses totaled $19.5 million for $1.7 million in revenues.

•	Unable to raise debt due to lack of any profitable business operations when interest rates were at historic lows, OPT diluted shareholders by issuing an unprecedented amount of stock to fund these staggering losses and continue paying executives and directors generous compensation packages without showing any demonstrable improvement in operations or results.

•	Shares outstanding have increased by over 700% from 7.2 million shares to 58.7 million shares (as of June 30, 2023).

In our May 19 letter, we alluded to all the above and, additionally:

•	OPT’s management and board appear to have no articulated strategy or measurable business plan to indicate to shareholders that company results will be demonstrably different in the future, but rather, management and the board continue to express a strategy based solely on hope.

•	OPT’s continued cash burn rate of $5-6 million per quarter implies that the company only has 5 quarters before it becomes insolvent.

•	Management’s publicly stated goal of $9 million in new bookings, if achievable, only generates one additional quarter of solvency further indicating that OPT management fails to recognize the impact of the company generating staggering losses given annual operating expenses that exceed $21 million.

OPT’s response to our May 2023 letter failed to address a single one of our concerns related to the business but instead stated:

“We note and appreciate your interest in working constructively with us to help drive value for all OPT shareholders…We do hope ongoing communications can be held on a professional, respectful and productive basis.”

However, OPT did nothing of the sort. Instead, they offered us an opportunity to submit resumes and applications for potential Board members that required our nominees to subject themselves to significantly more onerous requirements than current board members had been subjected to as a condition of their election to the board. Paragon responded that we would be happy to submit our nominees to the same customary nomination process as their current directors.

Likely sensing their acute vulnerability as directors given their dismal track record, and despite their lack of meaningful equity ownership, the OPT Board took self-serving entrenchment actions, including:

•	On June 9, 2023, OPT amended their by-laws to create a burdensome and unnecessary nomination process that exceeds the standards to which the existing board members were required to comply.

•	On June 30, 2023, OPT adopted a poison pill preventing any shareholder from acquiring over 4.99% of the company’s stock, apparently to protect the company’s tax losses but likely a ruse to prevent any shareholder from acquiring a significant block of stock that might be used to hold management and the board to account for their actions. OPT has been generating losses for almost 30 consecutive years, yet only after Paragon expressed concern about the continued losses, cash burn and lack of a clear path to profitability did the board adopt a poison pill designed more to protect the Board and management rather than protect losses unlikely to provide any value or benefit to shareholders.

By taking the above action, the Board has signaled that it does not wish to consider the opinions of significant shareholders who are willing to call them out for the irreparable damage they have caused to OPT shareholders. Instead, they want to retain the ability to hand-pick directors who are unlikely to bring any changes to the ongoing destruction of shareholder value.

The marketplace likewise views OPT as a failure. The Company’s stock price has nose-dived, declining from a reverse-split adjusted high of $1,200 per share in 2011 to barely $0.60 per share now. Further, OPT shares have continued to trade at a discount to net cash on the Company’s balance sheet, indicating that the market continues to assess a negative value to all of OPT’s loss-generating businesses.

Paragon Technologies intends to provide a slate of director nominees uniquely qualified to stem the company’s losses, reduce the cash burn and provide a “go to market” strategy designed to create profitable operations that we believe will generate meaningful shareholder value at OPT over the course of many years as we have done at Paragon. Since we joined the Board of Paragon Technologies over a decade ago, the Company’s share price has more than tripled. Over the past seven and one-half years, since we assumed operational control:

•	Paragon shares have increased ten-fold, or more than 940%, for an annualized return of approximately 35% per year.

•	Through prudent and opportunistic management, we have increased annual revenues from over $11 million to over $120 million.

•	Paragon shares outstanding only increased approximately 4% during that time, meaning the above gains benefited our outside shareholders.

•	Insiders own nearly 30% of the outstanding shares with more than 90% of those shares acquired in the open market.

We have a plan to fix OPT and we are supremely confident we can execute that plan. We have done it before. Most of all, our confidence is evidenced by our willingness to own a substantial amount of OPT stock.

Likely sensing their vulnerability, their potential personal liability, and their inability to defend their dismal track record, the board has adopted entrenchment measures that pose harm to all shareholders rather than working with Paragon to try and fix OPT. These are the actions of a six-member Board that collectively own less than 500,000 shares, or 0.7% of OPT shares, accumulated without financial risk through stock grants, as opposed to open market purchases. Conversely, Paragon owns over 2.1 million shares acquired in the open market.

Our actions to date reflect our view that there is no reasonable path forward for OPT under the current regime. When insiders have no financial exposure to the company’s results and are not negatively impacted by the destruction of shareholder value they have overseen, what expectation should shareholders have that anything will change going forward unless someone like Paragon gets involved to force shareholder interests to the forefront of the company’s agenda?

The only asset of any value to OPT shareholders today is the cash on the balance sheet. For years, the stock market has valued OPT based on that cash with zero ascribed to enterprise value. As the cash evaporates, so does the share price. For years, the OPT Board raised additional cash by simply issuing more stock, diluting existing shareholders but not themselves since they don’t own a meaningful amount of stock.

Armed with more money, the Board paid themselves more money. Between fiscal 2020 and fiscal 2022 total OPT Board compensation across five directors more than doubled from $397,000 to over $837,000.

It is time for the status quo at OPT to change. In our opinion, as significant shareholders, the current Board is undeniability and unequivocally unfit to serve OPT shareholders. Despite our experience and instincts telling us otherwise, we were prepared to work with them to find solutions that were in the best interest of OPT shareholders. Instead of hearing us out, the Board has cleverly built a fence to insulate themselves and to prevent any shareholder, without their blessing, from pursuing constructive change. Their unwillingness to acknowledge and accept reasonable and rational criticism should confirm to all OPT shareholders that this Board is unfit to serve the interests of shareholders and should be replaced at all costs. In addition, we believe that the Directors should be held accountable for their inability to protect shareholders and fulfill their duties under Delaware law.

Paragon believes that OPT’s Board has violated the most fundamental fiduciary obligation that directors are required to uphold, its duty of care in doing what is in the best interests of shareholders. On behalf of all shareholders, Paragon intends to hold the Board accountable to the fullest extent of the law.

We appreciate the support from shareholders thus far. Please email us at ir@pgntgroup.com if you would like to learn more.

Respectfully on behalf of the Board of Paragon Technologies,

Sham Gad

Chairman of the Board

Paragon Technologies